

May 26, 2011

Craig M. Bernfield
Chief Executive Officer
Aviv REIT, Inc.
303 West Madison Street, Suite 2400
Chicago, IL  60606

> **Re:    Aviv Healthcare Properties Limited Partnership**
> **Aviv Healthcare Capital Corporation**
> **Registration Statement on Form S-4**
> **Filed May 2, 2011**
> **File No. 333-173824**

Dear Mr. Bernfield:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.     Please update your financial statements to ensure compliance with Rule 3-12 of Regulation S-X.

2.     We note that you are registering the Exchange Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action

letters.

Industry and Market Data, page iv

3.    We note your disclosure that you cannot guarantee the accuracy or completeness of the information in this prospectus.  Please revise to eliminate this apparent disclaimer of your responsibility for material omissions or misstatements in the registration statement.

Expiration Date; Extensions; Amendments, page 32

4.    We note your disclosure that you "will in all events comply with [y]our obligation to exchange promptly all Old Notes properly tendered and accepted for exchange in the exchange offer."  Please make this same representation with respect to any old notes not accepted for exchange.  Refer to Rule 14e-1(c).  In addition, please revise to clarify that you will issue the new notes or return the old notes promptly after expiration, rather than after acceptance.

5.    We note your disclosure regarding notification of an extension of the exchange offer period in the second paragraph of this section.  However, we also note from the disclosure immediately following that paragraph that you reserve the right, in your sole discretion, to extend the offer by giving oral notice of such delay.  Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Conditions to the Exchange Offer, page 36

6.    We note your disclosure in the first paragraph of this section.  All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the old notes for exchange.  Please revise the language accordingly.  We also note the "at any time" language in the second paragraph.  Please revise to clarify that conditions must be satisfied or waived at or before expiration of the offer.

7.    We note that satisfaction of conditions (2) and (3) is "[with]in your judgment."   Please revise to include an objective standard for the determination of whether a condition has been satisfied.

8.    Please note that, if you decide to waive any of the conditions, you must expressly announce your decision in a manner reasonably calculated to inform security holders of the waiver.  In this regard, please provide us with your views regarding whether or not waiver of any of the conditions will constitute a material change requiring that at least five business days remain in the offer after notice of such waiver.

Repurchase of Notes upon a Change of Control, page 110

9.      Please disclose that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act.

Aviv REIT, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, page F-7

14. Concentration of Credit Risk, page F-27

10.     Please provide to us your analysis supporting the omission of the summarized financial information for Sun Mar Healthcare.  Please include in your analysis the asset concentration of properties you lease to Sun Mar Healthcare, as well as those leased to Evergreen Healthcare and Daybreak Healthcare.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or me at (202) 551-3852 with any other questions.

Sincerely,


Michael McTiernan
Assistant Director


cc:     Robert L. Verigan
        Sidley Austin LLP
        *Via facsimile (312) 853-7036*